EXHIBIT 99.(a)(1)(A)
THE OFFER TO AMEND OPTIONS
1. AMENDMENT OF OPTIONS; EXPIRATION DATE.
We are seeking the agreement of the holders of all outstanding stock options under the Gladstone Capital Corporation Amended and Restated 2001 Equity Incentive Plan, as amended (the “Stock Option Plan”), to amend the terms of all outstanding options to accelerate the expiration date of these options to September 30, 2006. In connection with entering into an amended and restated investment advisory agreement, or the Proposed Agreement, with Gladstone Management Corporation, or our Adviser, which was approved by our stockholders on December 2, 2005, we have determined to terminate the Stock Option Plan, and to cease issuing options under the Stock Option Plan. As you may know, we recently accelerated the vesting of all outstanding unvested stock options except for options held by non-employee directors, whose options are not eligible for acceleration under application SEC regulations. Therefore, option holders who accept the offer, and who choose to exercise their options, will be able to publicly resell their shares without restriction, subject to certain limits on resales by our directors and executive officers described in Section 8. Once all of the outstanding options are either exercised or terminated, we will enter into the Proposed Agreement with our Adviser.
The term “Expiration Date” of the offer means 5:00 p.m., Eastern Time, on May 31, 2006, unless and until we, in our discretion, extend the period of time during which the offer will remain open. If we extend the period of time during which the offer remains open, the term “Expiration Date” will refer to the latest time and date at which the offer expires. See Section 12 of this Offer to Amend Options for a description of our rights to extend, delay, terminate and/or amend the offer.
We will publish a notice to all option holders if we decide to extend, terminate or amend the terms of the offer. If the offer is scheduled to expire within ten (10) business days from the date we notify you of a significant amendment to the offer, we also intend to extend the offer if necessary, to ensure that the offer remains open for at least ten (10) business days after the date we publish notice of the amendment.
A “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.
As of March 31, 2006, options to purchase 1,300,498 shares of our Common Stock were outstanding and held by 24 people. Of these, options to purchase 813,332 shares of Common Stock were held by our four executive officers, and options to purchase 230,000 shares of Common Stock were held by six of our seven non-employee directors. All of our executive officers and directors have indicated that they intend to elect to amend their options in the offer.
Our board of directors has approved this offer. The board of directors recognizes that the decision to accept or reject the offer is an individual one that should be based on a variety of factors, and you should consult with your personal advisors if you have questions about your financial or tax situation. As a result, we are not expressing any opinion as to whether you should accept or reject this offer.
2. PURPOSE OF THE OFFER.
We desire to enter into the Proposed Agreement to provide what we consider to be more appropriate incentives to reward fund management. Generally, the Proposed Agreement provides for an annual Base Management Fee equal to 2% of our Total Assets to be paid to our Adviser, and an Income Incentive Fee which would reward our Adviser if our quarterly Net Investment Income (before giving effect to any incentive fee) exceeds 1.75% (7% per annum) of our Net Assets. The Proposed Agreement also provides for an annual capital gains-based incentive fee, whereby our Adviser would receive a fee equal to 20% of our realized capital gains (net of realized capital losses and unrealized capital depreciation from inception). If the Proposed Agreement is implemented, we will also implement a separate Administration Agreement (the “Administration Agreement”) with Gladstone Administration LLC, a wholly-owned subsidiary of our Adviser, pursuant to which we would be responsible for our pro rata portion of the overhead expenses, including rent, and our share of the costs of our Chief Financial Officer, Chief Compliance Officer, Controller, and their respective staffs.
In the opinion of our board of directors, the compensation structure provided by the Proposed Agreement will be more likely to incentivize managers to accomplish long-term goals consistent with the best interests of our stockholders than the stock options provided for under our current Investment Advisory and Administrative Agreement (the “Existing Agreement”) with our Adviser, pursuant to which our Adviser provides both advisory and administrative services to us. In addition, because the type of incentive structure reflected in the Proposed Agreement is, in our experience, becoming predominant among business development companies, and is the norm among private equity partnerships, it will be familiar to financial analysts who evaluate us and our stock and will likely enable us and our Adviser to compete more effectively for the services of talented professionals.
Under the Investment Company Act of 1940, as amended, it is impermissible for us to compensate an investment adviser in the manner contemplated under the Proposed Agreement while we have in place a stock option plan or any outstanding stock options. Consequently, the Proposed Agreement will not be implemented until all of our stock options are either exercised or terminated and the Stock Option Plan is terminated. As a result, we have decided to make this offer to all of our option holders. Further, as long as the Proposed Agreement is in effect, we will not be permitted to implement any future equity incentive plans.
The Proposed Agreement and the Administration Agreement will become effective upon the later of (i) October 1, 2006, or (ii) the first day of the first fiscal quarter following the date that all existing stock options are exercised or terminated. The Proposed Agreement and Administration Agreement will not become effective as long as the Stock Option Plan is in effect or as long as there are any outstanding stock options. The Existing Agreement with Gladstone Management will continue in effect until these new agreements become effective. The fees payable under the Proposed Agreement (including incentive fees) would be higher than those payable under the Existing Agreement. However, because of the termination of the Stock Option

Plan and the exercise or termination of all outstanding options, any future appreciation in our stock price and the payment of dividends would inure to all of our stockholders, who would also no longer face the potential dilutive effect of options under the Stock Option Plan.
The same individuals who manage our portfolio would continue to manage the portfolio under the Proposed Agreement and, although the administrative services would be provided pursuant to a separate Administration Agreement, we do not expect that our stockholders would notice any change or diminution in services because of this organizational separation.
At a meeting of our board of directors held on July 7, 2005, the board of directors unanimously voted to approve the Proposed Agreement with our Adviser and the Administration Agreement. At a special meeting of our stockholders held on December 2, 2005, our stockholders voted to approve the Proposed Agreement and the Administrative Agreement. Effective April 11, 2006, our board of directors acted to accelerate the vesting of all options other than options held by our non-employee directors. At a meeting of our board of directors held on April 11, 2006, the board of directors unanimously voted to approve the terms of this Offer to Amend Options.
3. PROCEDURES.
MAKING YOUR ELECTION. To make your election to accept or reject this offer, you must make your election, sign the Election Form and deliver the Election Form to Paula Novara at Gladstone Management before the Expiration Date. The Election Form may be sent via mail, courier, e-mail, facsimile or personal delivery. Paula Novara is located at our McLean Office; her e-mail address is paula.novara@gladstonemanagement.com, and her fax number is (703) 287-5801. Election Forms must be physically received by Paula Novara before 5:00 p.m., Eastern Time, on May 31, 2006 (or a later expiration date if we extend the offer). Election Forms received by e-mail or facsimile will be valid if received by the Expiration Date even though the originals are not yet received, but only if the originals are received by June 15, 2006. You do not need to return your stock option agreements to effectively elect to accept the offer as they will be automatically amended if we accept your options for amendment. However, you will be required to return your stock option agreements upon our request. If you do not return your executed Election Form by the Expiration Date, you will be considered to have rejected our offer to amend your options.
DETERMINATION OF VALIDITY; REJECTION OF ELECTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of Election Forms. Our determinations regarding these matters will be final and binding on all parties. We may reject any or all Election Forms to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the options for amendment. We may waive any defect or irregularity in any Election Form with respect to any particular option or any particular option holder. No options will be accepted for amendment until all defects or irregularities have been either cured by the option holder amending his or her options or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in any Election Form, and no one will be liable for failing to give notice of any such defects or irregularities.

OUR ACCEPTANCE CONSTITUTES AN AGREEMENT. Our acceptance of options for which you have properly submitted an election to amend will form a binding agreement between us and you on the terms and subject to the conditions of this offer.
Subject to our rights to extend, terminate and/or amend the offer, we currently expect that we will accept promptly after the Expiration Date of the offer all properly and timely made elections to amend options that have not been validly withdrawn (assuming that elections have been properly and timely made with respect to all outstanding options).
4. CHANGE IN ELECTION.
You may only change your election by following the procedures described in this Section 4.
You may change your election at any time before 5:00 p.m., Eastern Time, on May 31, 2006. If we extend the offer beyond that time, you may change your election at any time until the extended expiration of the offer. Additionally, you may change your election if, after forty (40) business days from the commencement of the offer, we have not amended your options. The date of the fortieth (40th) business day is June 7, 2006.
To change your election, you MUST DELIVER a Notice of Change in Election Form to Paula Novara at Gladstone Management before the offer expires. The Notice of Change in Election Form must be signed by you, have your name on it, and must clearly indicate whether you elect to accept or reject the offer. The Notice of Change in Election Form may be sent via mail, courier, e-mail, facsimile or personal delivery. Paula Novara is located at our McLean Office; her e-mail address is paula.novara@gladstonemanagement.com, and her fax number is (703) 287-5801. Notice of Change in Election Forms received by e-mail or facsimile will be valid if received by the Expiration Date even though the originals are not yet received, but only if the originals sent by mail, courier or hand delivery are received by June 15, 2006.
DETERMINATION OF VALIDITY; REJECTION OF CHANGE IN ELECTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of Notice of Change in Election Forms. Our determinations regarding these matters will be final and binding on all parties. We may reject any or all Notice of Change in Election Forms to the extent that we determine they were not properly executed or delivered. We may waive any defect or irregularity in any Notice of Change in Election Form with respect to any particular option or any particular option holder. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in any Notice of Change in Election Forms, and no one will be liable for failing to give notice of any such defects or irregularities.
5. ACCEPTANCE OF OPTIONS FOR AMENDMENT.
Assuming that all of our option holders elect to amend their options pursuant to this offer and we accept their elections then, on the terms and subject to the conditions of this offer, immediately following the Expiration Date, all options will be amended to accelerate their expiration dates to September 30, 2006.
6. CONDITIONS OF THE OFFER.
We will not be required to accept any options that you elect to amend, and we may terminate or amend the offer, or postpone our acceptance of any options that you elect to amend, in each case if at any time on or after April 12, 2006 and on or before May 31, 2006, or a later expiration date if the offer is extended, we determine that any event has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with the offer or to accept and amend options that you elect to amend, including, but not limited to, the following:
•	less than 100% of our outstanding options are tendered for amendment pursuant to this offer;

•	any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the amendment of any options, or otherwise relates to the offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or materially impair the benefits we believe we will receive from the offer;

•	any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal, which action or withholding, in our reasonable judgment, would or might directly or indirectly:
o	make it illegal for us to amend some or all of the options or otherwise restrict or prohibit consummation of the offer or otherwise relate to the offer;

o	delay or restrict our ability, or render us unable, to accept the options for amendment;

o	materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects; or

o	makes it illegal for us to implement the Proposed Agreement or the Administration Agreement;
•	there is:
o	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; or

o	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;
•	another person publicly makes or proposes a tender or exchange offer for some or all of our Common Stock, or an offer to merge with or acquire us, or we learn that:
o	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Common Stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our Common Stock, other than any such person, entity or group that has filed a Schedule 13D or with the SEC before April 12, 2006;

o	any such person, entity or group that has filed a Schedule 13D with the SEC before April 12, 2006, has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our Common Stock; or

o	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 disclosing or made a public announcement that it intends to acquire us or any of our assets or securities; or
•	any change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us.
The conditions to the offer are for our benefit. We may assert the conditions to the offer in our discretion before the Expiration Date and we may waive the conditions to the offer in accordance with applicable law, at any time and from time to time before the Expiration Date, whether or not we waive any other condition to the offer.
Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.
We currently expect that we will amend promptly after the Expiration Date all options for which elections to amend are properly submitted to be exchanged and have not been validly withdrawn (assuming that elections have been properly and timely made with respect to all outstanding options).
7. PRICE RANGE OF COMMON STOCK.

There is no established trading market for the options. The securities underlying the options are shares of our Common Stock. Our Common Stock is quoted on the Nasdaq National Market under the symbol “GLAD.” The following table shows, for the periods indicated, the high and low closing sale prices per share of our Common Stock as reported on the Nasdaq National Market.

	Quarter
	Ended	High	Low
FY 2006 (through April 11, 2006)	06/30/06	21.95	21.40
	03/31/06	22.42	19.96
	12/31/05	23.68	20.36

FY 2005	09/30/05	26.00	22.55
	06/30/05	23.96	21.18
	03/31/05	24.80	20.94
	12/31/04	25.35	22.61

FY 2004	09/30/04	23.71	20.05
	06/30/04	22.55	19.16
	03/31/04	23.50	21.34
	12/31/03	22.84	19.55
As of April 11, 2006, the last reported sale price of our Common Stock, as reported on the Nasdaq National Market, was $21.40 per share.
We recommend that you obtain current market quotations for our Common Stock before deciding whether to elect to amend your options. WE CANNOT GUARANTEE THAT IF YOU EXERCISE YOUR OPTIONS, THE PER SHARE PRICE AT WHICH YOU CAN SELL THE UNDERLYING SHARES WILL BE GREATER THAN YOUR PER SHARE EXERCISE PRICE.
8. TERMS OF 2001 EQUITY INCENTIVE PLAN; OPTIONS FOR LIQUIDITY
Terms of 2001 Amended and Restated Equity Incentive Plan. Under the terms of the Stock Option Plan, we have the ability to grant our officers and directors, and the officers, directors and employees of our Adviser, certain equity incentive awards, such as options to purchase our stock. The Stock Option Plan provides performance-based compensation to our officers and directors and the officers, directors and employees of our Adviser who receive options, and has historically been the method by which we have sought to provide incentives to those personnel.
The following table shows certain information regarding all options granted to the officers, directors and employees of Gladstone Capital Corporation and our Adviser, which we call the optionees, from our inception through March 31, 2006. The table shows the estimated total value to all individuals of options that we have granted under the Stock Option Plan. The values are derived from the assumptions set out below and are based on the guidelines prescribed by proxy rules adopted by the SEC for the purpose of valuing options when calculating executive compensation. These values are not the values used for financial accounting purposes.
If our stock were to appreciate at the rates prescribed by the SEC rules for the life of the options, and the optionees held their options until their expiration dates, exercised the options, and sold the acquired shares in the market, then the total amounts set forth in the table below would inure to the optionees. The same result generally would occur if the optionees exercised their options and held the underlying stock until the scheduled expiration dates of the options. To the extent that optionees exercise their options and sell the underlying shares prior to the expiration dates of the options, a portion of this appreciation would inure to our stockholders at large.
You should note that, as of March 31, 2006, a total of 685,002 shares subject to options included in the table below had already been exercised by the optionees, which has the effect of cutting off the potential future appreciation in the value of these options. Nevertheless, in almost all circumstances, these optionees continue to hold the shares acquired on such exercises and, as a result, continue to benefit from future appreciation in the value of our stock. Additionally, a total of 7,000 shares subject to options included in the table below expired unexercised following the separation of an optionee from employment with our Adviser, and therefore no value may be realized by the optionee with respect to such options. You should also be aware that the information presented in the table below includes option grants for multiple periods (in some cases, up to several years ago), and our stock price has fluctuated during this period, experiencing annual appreciation, including reinvestment of dividends, of up to 24% (during fiscal 2004) and annual depreciation, including reinvestment of dividends, of up to 4% (during fiscal 2001).
If all of our outstanding options are accepted for amendment in this offer, no further options will be issued under the Stock Option Plan and we anticipate that we will terminate the Stock Option Plan. To the extent that outstanding options are terminated prior to exercise, or that optionees exercise their outstanding options and then sell the acquired shares into the market, the future appreciation in our stock price will inure to the stockholders at large, rather than to the optionees.

Option Grants Since Inception

				Potential Realizable Value at
				Assumed
		Average		Annual Rates of Stock Price
	Number of	Exercise or		Appreciation for Option
Calendar Year	Securities Underlying	Base Price	Expiration	Term(1)
of Grant	Options Granted	($/Share)	Year	5% ($)	10% ($)
2001	1,250,000	$15.00	2011	$11,791,774	$29,882,671
2002	160,000	$17.14	2012	$1,724,303	$4,369,723
2003	190,000	$17.54	2013	$2,095,288	$5,309,872
2004	320,500	$22.19	2014	$4,472,054	$11,333,063
2005	72,000	$24.03	2015	$1,087,928	$2,757,023
Total	1,992,500	$16.90	—	$21,171,347	$53,472,379

(1)	The potential realizable value is based on the term of the option at the time of its grant (10 years). It is calculated by assuming that the stock price on the date of the grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and the underlying shares sold on the last day of its term for the appreciated stock price. The amounts represent certain assumed rates of appreciation only, in accordance with the rules of the SEC, and do not reflect our estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of our Common Stock and no gain to the optionee is possible unless the stock price increases over the option term.
    The following table sets forth certain information regarding all options exercised since our inception, and options held as of March 31, 2006, by the optionees. The table shows the aggregate value that has been realized upon such exercises by the optionees since our inception, and the aggregate value of in-the-money options (i.e., options with exercise prices less than the market price) held by the optionees as of March 31, 2006.
Aggregate Option Exercises Since Inception
And Aggregate Value of Options at March 31, 2006

Number of Securities
		Underlying		Value of Unexercised
		Unexercised Options at		In-the-Money Options at
	Value Realized	March 31, 2006		March 31, 2006 ($)(2)
Shares Acquired on Exercise	($)(1)	Vested	Unvested	Vested	Unvested(3)
685,002	$603,725	1,134,498	166,000	$5,236,449	$31,200

(1)	Value realized is calculated at the closing market price on the date of exercise, net of option exercise price, but before any tax liabilities or transaction costs.

(2)	The value of unexercised options is calculated at the closing market price on March 31, 2006 less the exercise price. “In-the-money” options are those with an exercise price that is less than the closing market price on March 31, 2006.

(3)	Unvested options generally may be exercised by the optionee, but the shares underlying the options may not be resold until the shares vest according to the vesting schedule of the options. Effective April 11, 2006, our board of directors elected to accelerate the vesting of all unvested options other than the options held by our non-employee directors.
Description of the Stock Option Plan
General. As of March 31, 2006, there were 2,250,000 shares of our Common Stock reserved for issuance, of which options to purchase a total of 685,002 shares of our Common Stock had been exercised and options to purchase 1,300,498 shares of our Common Stock remained outstanding under the Stock Option Plan. The Stock Option Plan permits us to grant restricted Common Stock, options intended to qualify as incentive stock options under the Internal Revenue Code as well as nonqualified stock options.
Administration. The compensation committee of our board of directors administers the Stock Option Plan and has the authority to construe, interpret and amend the Stock Option Plan. The Stock Option Plan allows the board to abolish the involvement of the compensation committee in the administration of the Stock Option Plan at any time and revest in the board of directors the administration of the Stock Option Plan.
Term. The term of each option granted under the Stock Option Plan is fixed by the compensation committee at the time of grant.
Time of Exercise. Generally, you may exercise the vested portion of an option granted under the Stock Option Plan at any time prior to termination of the option. If your employment or service with us terminates for any reason other than your death or permanent disability, generally your post-termination exercise period will be three (3) months following your termination date. If your employment or service with us terminates as a result of your permanent disability, generally your post-termination exercise period will be twelve (12) months following your termination date. If your employment or service with us terminates as a result of your death, generally your estate or beneficiaries must exercise the vested portion of your option within eighteen (18) months following your termination date. However, under no circumstances may an option granted under the Stock Option Plan be exercised more than ten (10) years after the date of the grant. However, if you accept the offer and your options are amended, the exercise period of your options will be limited to September 30, 2006, unless terminated earlier under the terms of the Stock Option Plan or your applicable stock option agreement.
Exercise Price. Generally, each option is issued with an exercise price equal to the closing price of the Company’s Common Stock as reported on the Nasdaq National Market on the date of grant. WE CANNOT GUARANTEE THAT IF YOU EXERCISE YOUR OPTIONS, THE PER SHARE PRICE AT WHICH YOU CAN SELL THE UNDERLYING SHARES WILL BE GREATER THAN YOUR PER SHARE EXERCISE PRICE. If any change is made in the Common Stock subject to any option without the receipt of consideration by us (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by us), the number of shares subject to and the exercise price of such option will be appropriately adjusted.
Vesting Generally. The total number of shares of capital stock subject to an option granted under the Stock Option Plan may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The vesting provisions of individual options may vary. You should reference your option grant to determine the vesting of your options. As you may know, we recently accelerated the vesting in full of all outstanding stock options other than those options held by our non-employee directors.
Tax Consequences. You should refer to Section 11 of this Offer to Amend Options for a discussion of the U.S. Federal income tax consequences of amending your options pursuant to this offer.
Registration of Option Shares. All shares of Common Stock issuable upon exercise of options under the Stock Option Plan, including the shares that would be issuable upon exercise of all options amended as a result of this offer, have been registered under the Securities Act of 1933, as amended (the “Securities Act”), on a Registration Statement on Form S-8 filed with the SEC. Unless you are considered an “affiliate” of ours (generally a director or executive officer of ours), you will be able to sell your shares following exercise of your option free of certain transfer restrictions under applicable securities laws. Affiliates will be permitted to resell their shares pursuant to the terms of a reoffer prospectus prepared as part of our Registration Statement on Form S-8. If you are an affiliate wishing to exercise your options you should contact Paula Novara to coordinate the use of a reoffer prospectus in connection with any offer or resale of any shares acquired on exercise of options.
Options for Liquidity. If your options are accepted for amendment in this offer, the expiration date of your options will be accelerated to September 30, 2006 and you will be required to exercise your options on or before September 30, 2006 or they will expire. You will have a number of alternatives available to exercise your options:
•	we will continue our historical practice of making loans available to option holders other than our executive officers and directors, who are prohibited from receiving loans from us under the provisions of the Sarbanes-Oxley Act:

•	you may be able to effect a broker-assisted cashless exercise;

•	you may borrow the exercise price from a third party lender; or

•	you may exercise your options for cash.
9. ACCOUNTING CONSEQUENCES OF THE OFFER.
The amendment of outstanding options pursuant to this offer will not have any accounting consequences. If all current option holders elect to accept this offer, this could potentially result in additional expense of all unvested stock options.

In accordance with Statement of Financial Accounting Standards No. 123 (R), “Share-Based Payments,” (“SFAS 123R”) if a stock option is modified, the option is treated as an exchange of the original award for a new award. Therefore, this modification under SFAS 123R could potentially lead to additional compensation cost for any incremental difference in fair value between the new award and the old award, measuring the old award’s fair value immediately before the modification.
This determination would occur on the expiration date of the offer, at which point it would be known if all option holders had elected to accept the offer, resulting in a modification, or if the offer is not completed because fewer than all option holders accept the offer, then there would be no change to the existing accounting treatment.
10. LEGAL MATTERS; REGULATORY APPROVALS.
We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the options as described in the offer. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the acceptance of any options that you elect to amend. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the offer to accept options for amendment is subject to conditions, including the conditions described in Section 6 of the Offer to Amend Options.
11. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.
     Acceleration of Vesting or Expiration
•	Neither the acceleration of vesting nor the amendment of the options to accelerate the termination of the options should create any tax issues for the option holders.
     Exercise of Incentive Stock Options
•	Upon exercise of an incentive stock option, the option holder will not realize any ordinary income (although the spread between the exercise price and the market price would be alternative minimum taxable income for those option holders subject to alternative minimum tax). However, if the option holder sells the shares received on the exercise within one year of exercise (as would be the case in a broker-assisted cashless exercise) (a so-called “disqualifying disposition”), the option holder will realize ordinary income on the spread between the exercise price and the fair market value of the common stock on the date of transfer of the shares (unless the sale price is lower, in which case the spread between the exercise price and the sale price will be taxed as ordinary income). There is no withholding requirement for income realized on a disqualifying disposition, but option holders must be mindful of potential obligations to make quarterly estimated tax payments.
     Exercise of Nonqualified Stock Options
•	Upon the exercise of a nonqualified stock options, the option holder will realize ordinary income on the spread between the exercise price and the fair market value of the stock at the time of exercise. We will be required to make statutory tax withholding payments based on the amount of income realized.
12. EXTENSION OF OFFER; TERMINATION; AMENDMENT.
We may at any time, and from time to time, extend the period of time during which the offer is open and delay accepting any options surrendered for amendment by announcing the extension and giving oral or written notice of the extension to all option holders.
Prior to the Expiration Date, in order to terminate or amend the offer, we may postpone accepting for amendment any options if any of the conditions specified in Section 6 of this Offer to Amend Options occur. In order to postpone the accepting for amendment of any option, we must announce the postponement and give oral or written notice of the postponement to all option holders. Our right to delay amendment of options may be limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we pay the consideration offered or return the surrendered options promptly after we terminate or withdraw the offer.
As long as we comply with any applicable laws, we may amend the offer in any way, including decreasing or increasing the consideration offered in the offer, by decreasing or increasing the number of options sought for amendment in the offer, by changing the proposed termination date of the options, or by changing the Expiration Date.
We may amend the offer at any time prior to the Expiration Date by announcing the amendment to option holders. If we extend the length of time during which the offer is open, the amendment must be announced no later than 6:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any announcement relating to the offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change.
If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we may extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. We will publish a notice if we decide to take any of the following actions:
•	change the proposed termination date of the options sought for amendment in the offer;

•	decrease or increase the number of options sought for amendment in the offer; or

•	decrease or increase the consideration offered in the offer.
If the offer is scheduled to expire within ten (10) business days from the date we notify you of any change included in the bullet list above, we intend to extend the offer until ten (10) business days after the date the notice is published.
13. FEES AND EXPENSES.
We will not pay any fees or commissions to any broker, dealer or other person asking holders of options to amend such options pursuant to this offer.
14. INFORMATION ABOUT GLADSTONE CAPITAL CORPORATION
We are a specialty finance company that was incorporated under the General Corporation Laws of the State of Maryland on May 30, 2001 and we completed our initial public offering in August 2001. We operate as a closed-end, non-diversified management investment company, and we have elected to be treated as a business development company under the Investment Company Act of 1940, as amended.
We seek to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes, of established private businesses that are substantially owned by leveraged buyout funds, venture capital funds or family owned businesses. We also seek to provide our stockholders with long-term capital growth through the appreciation in the value of warrants or other equity instruments that we may receive when we make loans.
We seek to invest in small and medium sized private U.S. businesses that meet certain criteria, including the potential for growth, adequate assets for loan collateral, experienced management teams with significant ownership interest in the business, adequate capitalization, profitable operations based on cash flow, substantial ownership by leveraged buyout funds or venture capital funds and potential opportunities for us to realize appreciation and gain liquidity in our equity positions. We may achieve liquidity through a merger or acquisition of the borrower, a public offering of the borrower’s stock or by exercising our right to require the borrower to buy back our warrants, though there can be no assurance that we will always have these rights.
We seek to invest primarily in three categories of debt of private companies:
•	Senior Subordinated Notes. We seek to invest a majority of our assets in senior subordinated notes, which may also include “last out tranches” of senior debt. Holders of senior subordinated notes are subordinated to the rights of holders of senior debt in their right to receive principal and interest payments or, in the case of last out tranches of senior debt, liquidation proceeds from the borrower. As a result, senior subordinated notes are riskier than senior notes. Although such loans are sometimes secured by significant collateral, the lender is largely dependent on the borrower’s cash flow for repayment. Additionally, lenders often receive warrants to acquire shares of stock in borrowers in connection with these loans.

•	Senior Notes. We seek to invest a portion of our assets in senior notes of borrowers. Using its assets and cash flow as collateral, the borrower typically uses senior notes to cover a substantial portion of the funding needed to operate. Senior lenders are exposed to the least risk of all providers of debt because they command a senior position with respect to scheduled interest and principal payments. However, unlike senior subordinated and junior subordinated lenders, these senior lenders typically do not receive any stock or warrants to purchase stock of the borrowers. As such, they generally do not participate in the equity appreciation of the value of the business. We intend to make senior loans on a limited basis and some of these will only be used as bridge financings. In most cases, these loans will be refinanced at a later date.

•	Junior Subordinated Notes. We also seek to invest a small portion of our assets in junior subordinated notes. Holders of junior subordinated notes are subordinated to the rights of the holders of senior debt and senior subordinated debt in their rights to receive principal and interest payments from the borrower. The risk profile of junior subordinated notes is high, which permits the junior subordinated lender to obtain higher interest rates and warrants to purchase a greater portion of the borrower’s stock.
Approximately 58% of the aggregate value of our investment portfolio as of December 31, 2005 was senior debt, approximately 42% was senior subordinated debt, and approximately none was junior subordinated debt. As of December 31, 2005, we had approximately $192.2 million invested in 27 portfolio companies.
Our loans typically range from $5 million to $15 million, mature in no more than seven years, and accrue interest at a fixed or variable rate that exceeds the prime rate. Because these loans will generally be subordinated term debt of private companies who typically cannot or will not expend the resources to have their debt securities rated by a credit rating agency, we expect that most if not all of the debt securities it acquires will be unrated. Accordingly, we cannot accurately predict what ratings these loans might receive if they were in fact rated, and therefore we cannot determine whether or not they could be considered to be “investment grade” quality.
We have two wholly owned subsidiaries: Gladstone Business Loan LLC, through which we hold our loan investment portfolio, and Gladstone Capital Advisers, Inc., a dormant corporation through which we employed our personnel prior to the externalization of our management effective October 1, 2004.
Our principal executive offices are located at 1521 Westbranch Road, Suite 200, McLean, Virginia 22102, and our telephone number is (703) 287-5800. Information regarding our directors and executive officers is contained in Schedule A attached to this Offer to Amend Options and incorporated herein by reference. Our web site address is www.gladstonecapital.com. The information on our web site is not a part of this Offer to Amend Options.

Set forth below is a selected summary of our financial information. The consolidated selected historical financial data at and for the years ended September 30, 2005, and September 30, 2004 and the three months ended December 31, 2005, and December 31, 2004, has been derived from the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2005, filed with the SEC on December 13, 2005, and our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005, filed with the SEC on February 7, 2006, and should be read together with the consolidated financial statements and related notes included in such reports. Our consolidated financial statements for the years ended September 30, 2005 and September 30, 2004 have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm.
GLADSTONE CAPITAL CORP.
CONSOLIDATED SELECTED HISTORICAL FINANCIAL DATA

			(Unaudited)	(Unaudited)
	Year ended	Year ended	Three Months ended	Three Months ended
	September 30, 2005	September 30, 2004	December 31, 2005	December 31, 2004
Total Investment Income	$23,949,759	$20,395,968	$6,030,319	$6,078,401
Total Expenses	$6,663,614	$7,103,193	$1,587,905	$1,400,997
Net Investment Income	$17,286,145	$13,292,775	$4,442,414	$4,677,404
Net Increase in Net Assets Resulting from Operations	$15,490,682	$10,570,290	$8,233,349	$4,944,948

Per Share Data:
Net Increase in Net Assets Resulting from Operations:
Basic	$1.37	$1.05	$0.73	$0.44
Diluted	$1.33	$1.02	$0.71	$0.43
Cash Distributions Declared per Share	$1.515	$1.365	$0.405	$0.36

Statement of Assets and Liabilities Data:
Total Assets	$205,793,094	$215,333,727	$212,106,143	$194,085,591
Total Net Assets	$151,610,683	$152,226,655	$155,417,011	$153,150,107
Net asset value per share as of December 31, 2005, was $13.74
15. RISK FACTORS
Information concerning risk factors included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (under “Part I; Item 1 — Risk Factors”) is incorporated by reference herein. In addition to these risk factors, you should carefully consider the following risk factors when deciding whether or not to elect to amend your options pursuant to this offer.
The acceleration of the expiration date of your options would result in a limited time period in which to exercise your options, which may decrease the potential profit from a sale of the shares on exercise of your options.
If your options are amended pursuant to the terms of the offer, the new expiration date of your options will be September 30, 2006. This will significantly reduce the period of time in which you will be forced to decide whether to exercise your options. As a result, you will be exposed to the near term fluctuations in the price of our Common Stock. Because of the decrease in flexibility regarding the timing in which you will have to exercise your options, you may be forced to exercise your option at a time when the stock price is relatively low, which could adversely affect the amount of value that you receive on resale of the shares you receive on exercise. This is particularly true if you elect to sell the shares underlying your options in connection with your exercise of your options (e.g., a broker-assisted cashless exercise).
The recent acceleration of vesting of all outstanding options except those of our non-employee directors, coupled with the expiration dates of our outstanding options, could result in significant selling pressure from option holders, which could reduce our stock price.
As a result of our recent decision to accelerate the vesting of the majority of our outstanding options and to make this offer to amend our outstanding options to shorten the remaining exercise period of these options to September 30, 2006, there could be significant downward pressure on our Common Stock price. This would be particularly the case, if a significant number of option holders elect not to “buy and hold,” but rather seek to monetize their option holdings (e.g., through a broker-assisted cashless exercise). This downward pressure could reduce the amount of value that you could expect to receive in connection with the resale of the shares that you acquire on exercise of your options.
Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the risks actually occur, our business could be harmed. In that event, the trading price of our Common Stock could decline.
16. ADDITIONAL INFORMATION
Information concerning our business, including our background, strategy, business, investment portfolio, competition, personnel and our Adviser, as well as our financial information, is included in:
•	our Annual Report on Form 10-K for the fiscal year ended September 30, 2005 filed with the SEC on December 13, 2005;

•	our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005, filed with the SEC on February 7, 2006;

•	our Definitive Schedule 14A relating to our Special Meeting of Stockholders held December 2, 2005, filed with the SEC on October 20, 2005;

•	our Definitive Schedule 14A relating to our 2006 Annual Meeting of Stockholders held on February 23, 2006, filed with the SEC on January 12, 2006; and

•	our Current Reports on Form 8-K, dated on October 11, 2005 (filed on October 12, 2005), December 13, 2005 (filed on December 13, 2005), December 16, 2005 (filed on December 16, 2005 and amended on December 30, 2005), and February 7, 2006 (filed on February 7, 2006).
Each of the foregoing documents are incorporated by reference herein. We also hereby incorporate by reference additional documents that we may file with the SEC between the date of this offer and the Expiration Date of the offer.
The SEC file number for these filings is 814-00237. These filings, our other annual and quarterly reports and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.
Our Common Stock is quoted on the Nasdaq National Market under the symbol “GLAD,” and our SEC filings can be read at the following Nasdaq address:
Nasdaq Operations
1735 K Street, N.W.
Washington, D.C. 20006
We will also provide without charge to each person to whom we deliver a copy of this offer upon his or her written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:
Paula Novara
Chief Compliance Officer
Gladstone Management Corporation
1521 Westbranch Road, Suite 200
McLean, Virginia 22102
or by telephoning Paula Novara at (703) 287-5885 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time.
As you read the documents listed in this Section 16, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer to Amend Options, you should rely on the statements made in the most recent document.

The information contained in this Offer to Amend Options about Gladstone Capital Corporation should be read together with the information contained in the documents to which we have referred you.
17. FORWARD-LOOKING STATEMENTS; MISCELLANEOUS
This Offer to Amend Options may include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. However, the safe harbors of Section 27A of the Securities Act and 21E of the Exchange Act do not apply to statements made in this offer. These forward-looking statements involve risks and uncertainties that include, among others, those set forth in Section 15 of this document. More information about factors that potentially could affect our financial results is included in our filings with the SEC, including our Annual Report on Form 10-K for the year ended September 30, 2005, our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005, and the proxy materials for our Special Meeting of Stockholders held on December 2, 2005, and our 2006 Annual Meeting of Stockholders.
If at any time we become aware of any jurisdiction where the making of this offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, the offer will not be made to, nor will terminations or exercises be accepted from or on behalf of, the option holders residing in that jurisdiction.
The board of directors recognizes that the decision to accept or reject this offer is an individual one that should be based on a variety of factors and you should consult your personal advisors if you have questions about your financial or tax situation. The information about this offer from Gladstone Capital is limited to this document.

Gladstone Capital Corporation	April 12, 2006

SCHEDULE A
INFORMATION ABOUT THE DIRECTORS AND
EXECUTIVE OFFICERS OF GLADSTONE CAPITAL CORPORATION
The directors and executive officers of Gladstone Capital Corporation and their positions and offices as of March 31, 2006, are set forth in the following table:

NAME	POSITION(S) HELD WITH THE COMPANY
David J. Gladstone	Chairman and Chief Executive Officer
George Stelljes III	President and Chief Investment Officer and Director
Terry Lee Brubaker	Vice Chairman and Chief Operating Officer
Harry T. Brill, Jr.	Chief Financial Officer and Treasurer
Paul W. Adelgren	Director
Maurice W. Coulon	Director
David A.R. Dullum	Director
Michela A. English	Director
Gerard Mead	Director
John H. Outland	Director
Anthony W. Parker	Director
The address of each director and executive officer is c/o Gladstone Capital Corporation, 1521 Westbranch Road, Suite 200, McLean, Virginia 22102, and the telephone number is (703) 287-5800.
The biographies for our executive officers and directors included in our definitive Proxy Statement for our 2006 Annual Meeting of Stockholders, filed with the SEC on January 17, 2006, are incorporated by reference herein.